RTW Retailwinds, Inc.
330 West 34th Street, 9th Floor
New York, New York 10001

September 17, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper and Brigitte Lippman

Re:	RTW Retailwinds, Inc.
Registration Statement on Form S-3, as amended
Originally Filed August 10, 2018
File No. 333-226798

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RTW Retailwinds, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended, File No. 333-226798, to 4:00 p.m., Eastern Time, on Thursday, September 19, 2019, or as soon thereafter as practicable.

Please contact Christian Nagler, at (212) 446-4660, or Luke Jennings, at (212) 446-4874, of Kirkland & Ellis LLP, counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Marc G. Schuback
Marc G. Schuback
Senior Vice President, General Counsel and Secretary